UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549




                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)


                             Ingram Micro Inc.
------------------------------------------------------------------------------
                             (Name of Issuer)

                    Class A Common Stock, par value $0.01
------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                  457153
                          ----------------------
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]




                             Page 1 of 8 Pages



CUSIP NO. 457153                     13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO.

       Philip M. Pfeffer

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                   (b) [X]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

Number of Shares           5. SOLE VOTING POWER
Beneficially Owned
by Each Reporting             2,078,948
Person With
                           6. SHARED VOTING POWER

                              208,653

                           7. SOLE DISPOSITIVE POWER

                              2,078,948

                           8. SHARED DISPOSITIVE POWER

                              208,653

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,287,601

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         3.2%

12. TYPE OF REPORTING PERSON

         IN



1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO.

        Pfeffer Family Partners, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                   (b) [X]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

        Tennessee

Number of Shares           5. SOLE VOTING POWER
Beneficially Owned
by Each Reporting             208,653
Person With
                           6. SHARED VOTING POWER

                              -0-

                           7. SOLE DISPOSITIVE POWER

                              208,653

                           8. SHARED DISPOSITIVE POWER

                              -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        208,653

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.3%

12. TYPE OF REPORTING PERSON

         OO


Item 1(a). Name of Issuer:

           Ingram Micro Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

           1600 E. St. Andrew Place
           Santa Ana, CA 92705

Item 2(a). Name of Persons Filing:

           Philip M. Pfeffer
           Pfeffer Family Partners, L.P. ("PFLP")

Item 2(b). Address of Principal Business Office or, if None, Residence:

           The business address of Philip M. Pfeffer is 836 Treemont Court, Nashville, TN 37220

           The address of PFLP is 836 Treemont Court, Nashville, TN 37220

Item 2(c). Citizenship:

           Each of the persons filing this statement is a United States citizen, a corporation or limited partnership organized under the laws of a state of the United States or a trust created or governed under the laws of a state of the United States.

Item 2(d). Title of Class of Securities:

           Class A Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

           457153

Item 3.  Type of Reporting Person:

           N/A

Item 4.  Ownership:

           (a), (b) and (c)

           Based on information provided by the Company, as of December 31, 1998, there were outstanding 66,520,715 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and 75,454,672 shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"). Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders, including the election of directors, and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of the stockholders of the Company. The table below indicates beneficial ownership of Class A Common Stock as of December 31, 1998 of Mr. Pfeffer and PFLP.
           Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, certain securities convertible into, or exchangeable for, shares of Class A Common Stock, may be deemed to be shares of Class A Common Stock for purposes of determining beneficial ownership. See footnote (2) below. Also indicated is the percentage of Common Equity (as defined below) owned by Mr. Pfeffer and PFLP as of such date. All shares are Class B Common Stock, except as noted:


==============================================================================
                                               % Class         % Common
                                               A Common         Equity
                           Beneficial          Stock at           at
                          Ownership at         12/31/98        12/31/98
                         12/31/98(1)(2)          (2)             (3)
------------------------------------------------------------------------------
Philip M. Pfeffer        2,287,601(4)(5)           3.3             1.6
------------------------------------------------------------------------------
PFLP                       208,653                 0.3             0.1
==============================================================================


(1) Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

(2) Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. For purposes of calculating the ownership percentage of any person named above, any securities that any person other than such person has the right to acquire within 60 days of such date are not deemed to be outstanding.

(3) "Common Equity" means the Class A Common Stock and the Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.

(4) Includes 1,763,825 shares of Class B Common Stock and 196,484 shares of Class A Common Stock held by Philip M. Pfeffer and options exercisable for 118,639 shares of Class A Common Stock. Also includes the shares held by PFLP, with respect to which Philip M. Pfeffer shares voting and dispositive power.

(5) Excludes for Mr. Pfeffer 234,348 shares held by his children or one or more trusts of which his children are beneficiaries.


Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         N/A

Item 8.  Identification and Classification of Members of the Group:

         N/A

Item 9.  Notice of Dissolution of Group:

         N/A

Item 10. Certification:

         N/A

                           --------------------



                                 SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999


                                         /s/ Philip M. Pfeffer
                                         -------------------------------------
                                         Philip M. Pfeffer



                                         PFEFFER FAMILY PARTNERS, L.P.

                                         By: PHILIP M. PFEFFER



                                         By: /s/ Philip M. Pfeffer
                                         -------------------------------------
                                         Name:  Philip M. Pfeffer
                                         Title: Partner